UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 000-25709

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	June 30, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I - REGISTRANT INFORMATION

EBC I, Inc.
Full Name of Registrant

eToys Inc.
Former Name if Applicable

400 Continental Boulevard, 6th Floor
Address of Principal Executive Office (Street and Number)

El Segundo, California 90245
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 7, 2001, the Registrant filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), Case Numbers 01-706(MFW) through 01-709(MFW) (the “Bankruptcy Filing”), ceased all operations and terminated all its employees except for certain employees needed to manage the orderly liquidation of its assets.  The Registrant is currently managing its assets as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code and is in the process of liquidating its assets for the benefit of its estate and creditors.  On August 5, 2002, the Registrant filed with the Bankruptcy Court a First Amended Consolidated Liquidating Plan of Reorganization of eToys, Inc. and Its Affiliated Debtors and Debtors-In-Possession dated August 5, 2002 (the “Plan”) and a Disclosure Statement describing the Plan dated August 5, 2002 (together with the exhibits thereto, the “Disclosure Statement”).  The Plan provides that all of the Registrant’s assets will be used to settle creditor claims and the Registrant will then be dissolved.  Under the Plan, claims against and interests in the Registrant are classified in Classes 1 through 6.  Under the Plan, the interests of the Registrant’s stockholders are included in Class 6: Interests, and pursuant to the Plan, holders of Class 6: Interests will not receive any distributions of any kind on account of such Class 6: Interests; provided, however, that if prior to the closing of the bankruptcy cases under the Bankruptcy Filing, the plan administrator, in consultation with an unsecured creditors committee, determines that the Registrant and the Affiliated Debtors have additional cash available after satisfying essentially all other pre- and post-Bankruptcy Filing claims, then the plan administrator will file a motion with the Bankruptcy Court requesting approval of procedures for making distributions to stockholders (including preferred stockholders) as of the Interest Distribution Record Date (which will be the 15th day after the effective date of the Plan).  All Class 6: Interests shall be deemed canceled on the effective date of the Plan.  The Plan is subject to approval by the holders of allowed claims or allowed interests in classes of claims or interests that are impaired under the terms of the Plan and approval by the Bankruptcy Court.

To date the Registrant has not closed its books for the quarters ended June 30, 2001, September 30, 2001, December 31, 2001 and June 30, 2002 or for the fiscal year ended March 31, 2002.  The Registrant intends to file with the Securities and Exchange Commission under cover of Current Reports on Form 8-K, copies of the monthly reports that are required to be filed by the Registrant with the United States Trustee pursuant to the United States Trustee’s “Operating Guidelines and Financial Reporting Requirements.”

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Barry Gold	(310)	426-2183
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No

For the reasons set forth in the Form 12b-25 filed on July 2, 2001, the Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2001; for the reasons set forth in the Form 12b-25 filed on August 20, 2001, the Registrant has not filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; for the reasons set forth in the Form 12b-25 filed on November 15, 2001, the Registrant has not filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001; for the reasons set forth in the Form 12b-25 filed on February 13, 2002, the Registrant has not filed its Quarterly Report on Form 10-Q for the quarter ended December 31, 2001; and for the reasons set forth in the Form 12b-25 filed on July 2, 2002, the Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2002.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Bankruptcy Filing, the cessation of the Registrant’s operations and the on-going orderly liquidation of the Registrant’s assets, the Registrant’s financial statements for the quarter ended June 30, 2002 will change significantly from the quarter ended June 30, 2001.  However, an estimate of these changes cannot be made at this time because the Registrant has not finished closing its books for the quarter ended June 30, 2002.  The Registrant’s financial statements for the fiscal year ended March 31, 2001 and all periods thereafter will utilize the liquidation method of accounting as a result of the events described in Part III of this filing.

EBC I, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2002	By	/s/ Barry Gold
Barry Gold, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).